CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders

Wells Fargo Funds Trust

We consent to the use of our reports dated November 23, 2016, with respect to the financial statements of Wells Fargo Diversified Capital Builder Fund, Wells Fargo Diversified Income Builder Fund, and Wells Fargo Index Asset Allocation Fund (formerly known as Wells Fargo Advantage Diversified Capital Builder Fund, Wells Fargo Advantage Diversified Income Builder Fund, and Wells Fargo Advantage Index Asset Allocation Fund, respectively), three of the funds comprising the Wells Fargo Funds Trust, as of September 30, 2016, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

January 25, 2017